UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Interim Chief Financial Officer

Check-Cap Ltd. (the “Company”) announced that on February 18, 2024, Ms. Mira Rosenzweig effectively resigned from her position as chief financial officer (“CFO”) of the Company.

In connection with Ms. Mira Rosenzweig’s resignation, the Company announced that it has appointed Iris Even-Tov as the Interim Chief Financial Officer (the “Interim CFO”) of the Company. The Board and the Compensation Committee approved the terms of Iris Even-Tov’s compensation as Interim CFO until the next meeting of shareholders of the Company.

Set forth below is certain biographical information regarding the background and experience of Iris Even-Tov:

Ms. Even-Tov’s has prior experience establishing high-level reporting systems in both the executive and technological levels. Beginning 2019, Ms. Even-Tov most recently served as CFO and controller services for start-up companies and retail companies in the field of medical devices, gaming, software and other like industries. In these roles, Ms. Even-Tov was in charge of managing cash flows, budgetary control, training and supervising bookkeeping, payroll, banks and payments, preparing consolidations in US-GAAP, and overseeing financial reporting to respective management and auditors. From 2017 to 2019, Ms. Even-Tov served as Director of Finance to BOL Pharma LTD, a start-up company in the field of medical cannabis, and was in charge for, amongst other duties, preparing consolidated financial statements and cash flow, annual business planning, budgetary control, pricing, SaaS metrics and KPI’s, along with working with external auditors, tax preparers and valuation teams.

In connection with Iris Even-Tov’s appointment as Interim CFO, the Company intends to enter into an employment agreement. The Company is not aware of any family relationships, by blood, marriage or adoption, between Iris Even-Tov and any director, executive officer, or nominee as a director or officer of the Company. Iris Even-Tov is not a party to any transaction with the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Dan Hilerowitz never held the position of Interim CFO of the Company.

Appointment of Interim Chief Technology Officer

The Company has also announced the approval of Mr. Yoav Kimchy’s appointment as the Interim Chief Technology Officer (the “Interim CTO”) of the Company. The Board and the Compensation Committee approved the terms of Mr. Kimchy’s compensation as Interim CTO.

Set forth below is certain biographical information regarding the background and experience of Mr. Kimchy:

Mr. Kimchy has more than 20 years of experience in the development and management of innovative medical device companies. He founded the Company in 2005 and previously served as the CTO of the Company. Prior to founding the Company, Mr. Kimchy served as an algorithm specialist and technical project leader at a government contract company, director of cardiovascular research at a biomedical company and vice president of research and development at a medical device company focused on nuclear molecular imaging technology.

In connection with Mr. Kimchy’s appointment as Interim CTO, the Company intends to enter into a service agreement. The Company is not aware of any family relationships, by blood, marriage or adoption, between Mr. Yoav Kimchy and any director, executive officer, or nominee as a director or officer of the Company. Mr. Yoav Kimchy is not a party to any transaction with the Company that would be required to be disclosed pursuant to Item 404(a) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: March 7, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

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